FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2003

Telesis North Communications Inc.

35 The Links Road, Ste.210, Toronto, Ontario M2P 1T7

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

TELESIS SOFTWARE IMPROVES GLOBAL COMMUNICATION PERFORMANCE FOR ASHURST MORRIS CRISP

LEADING INTERNATIONAL LAW FIRM USES TELESIS TECHNOLOGY TO ENSURE BETTER   REMOTE COMMUNICATIONS PERFORMANCE AND REDUCED BANDWIDTH

TORONTO, ONTARIO, CANADA – March 24, 2003 – Telesis (CDNX: TNC; OTCBB: TNCVF), a developer and marketer of data acceleration software, announced today that Ashurst Morris Crisp, a major international law firm has purchased Telesis Mobile Mail Accelerator™ including the newly released software for Outlook 2002, seeking reliable mobile data connectivity for their remote and mobile users.

Ashurst is an international law firm with offices in Brussels, Frankfurt, London, Madrid, Milan, Munich, New Delhi, New York, Paris, Singapore and Tokyo, acting for European and other international clients.  With a solid reputation for good transaction management and close client involvement, Ashursts must have efficient and reliable corporate data communications between their international client base, head office and their many legal specialists around the globe. As the company continues to grow, the volume of correspondence and sending of large legal documents across continents greatly increases, posing the question for Ashurst of how to manage the transfer of large amounts of data in a secure, timely and reliable manner.

Mobile Mail software can provide a solution for mobile access by improving reliability and performance, ease of use, security and faster mail transmission across slow networks.  Mobile Mail offers mobile users, secure remote mail features and efficient communications by greatly accelerating data transfer by up to ten times faster and optimizing for all wireless (and wired) networks.  Mobile Mail significantly reduces the size of data sent thereby freeing up bandwidth enabling increased throughput.

"Unreliable communications can seriously affect employee productivity and corporate efficiency”, said Paolo Picone, from Ashursts.  “By deploying Mobile Mail we will now be able to provide seamless and secure mobile access to all our corporate email.  As well, the installation of Mobile Mail will require no changes to our existing mail server and network configuration.”

“We are delighted to enter a new market segment with ‘professional’ international firms where there is a growing demand for reliable and cost effective global data communications,” said F. Derek Woods, President and CEO of Telesis. “Ashursts deployment of Mobile Mail illustrates the value the product offers by ensuring superior mobile mail performance through increased accelerated data transfer.”

About Ashurst

Ashurst Morris Crisp is an international law firm with core businesses in mergers and acquisitions, corporate and structured finance. The firm has offices in Brussels, Frankfurt, London, Madrid, Milan, Munich, New York, Paris, Singapore and Tokyo, as well as a liaison office in New Delhi.

About Telesis

Founded in 1989, Telesis North Communications Inc. ("Telesis") (TSX Venture: TNC; OTCBB: TNCVF) develops and markets data acceleration software for wireless and landline networks. The Company's core product, OVERDRIVE™, allows ISPs and wireless carriers to accelerate the effective performance of their networks by up to 10 times, resulting in cost savings and greater customer satisfaction. For accessing email, the web, or any corporate application, Telesis "makes data move faster." Telesis is headquartered in Toronto, Canada with regional offices in the United States and the United Kingdom.  The Telesis web site can be found at www.telesis.ca.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Investor Relations

Tel.

+1.416.228.2372

E-mail:

investor@telesis.ca

Toll Free.

+1.866.578.8935 (North America only)

Fax.

+1.503.212.9311

Web Site: www.telesis.ca/s/Investors.asp

© 2002 Telesis North Communications, Inc.  Microsoft and Microsoft Exchange are either registered trademarks or trademarks of Microsoft Corp. in the United States and/or other countries.  Other product and company names herein may be trademarks of their respective owners.

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Sections 21E of the Securities Exchange Act of 1934, and are subject to the safe harbor created by these sections. Such forward looking statements, particularly as related to the business plans of the Company, expectations of strategic relationships, business opportunities, acquisitions of capital equipment, availability of investment capital and future financing, and the Company’s ability to gain market share, are based on current expectations that involve a number of risks and uncertainties. Actual results may differ materially from the Company’s expectations and estimates.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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 EXHIBITS

Contact: Telesis Investor Relations

Tel: 416.228.2372

Fax: 503.212.9311

Email: investor@telesis.ca

www.telesis.ca/s/investors.asp

© 2003 Telesis North Communications, Inc.  Microsoft and Microsoft Exchange are either registered trademarks or trademarks of Microsoft Corp. in the United States and/or other countries.  Other product and company names herein may be trademarks of their respective owners.

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Sections 21E of the Securities Exchange Act of 1934, and are subject to the safe harbor created by these sections. Such forward looking statements, particularly as related to the business plans of the Company, expectations of strategic relationships, business opportunities, acquisitions of capital equipment, availability of investment capital and future financing, and the Company’s ability to gain market share, are based on current expectations that involve a number of risks and uncertainties. Actual results may differ materially from the Company’s expectations and estimates.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telesis North Communications Inc.

(Registrant)

By:/s/Elizabeth Forester

    VP Sales and Marketing

Date: March 24, 2003

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